# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZKH Group Ltd, CIK 0001862044
CUSIP: 98877R104
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 7/F, TOWER 4, LIBAO PLAZA, NO. 36 SHENBIN ROAD, MINHANG DISTRICT, SHANGHAI, China (F4), 201106
Date of event which requires filing of this statement: 08/08/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002083455

## Reporting persons
- RAYS Capital Partners Ltd: type of reporting person: investment adviser (IA); citizenship or place of organization: Hong Kong (K3); sole voting power 251,718,110; shared voting power 0; sole dispositive power 251,718,110; shared dispositive power 0; aggregate amount beneficially owned 251,718,110 (5.5% of the class)

## Item 1. Issuer
Name of issuer: ZKH Group Ltd
Address of issuer's principal executive offices: 7/F, TOWER 4, LIBAO PLAZA, NO. 36 SHENBIN ROAD, MINHANG DISTRICT, SHANGHAI, CHINA, 201106.

## Item 2. Person Filing
Name of person filing: RAYS Capital Partners Limited
Address of principal business office or, if none, residence: Unit 1903-04 & 08, 19/F, Nine Queen's Road Central, 9 Queen's Road Central, Central, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 251,718,110
Percent of class: 5.5%
Sole power to vote or to direct the vote: 251,718,110
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 251,718,110
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Adviser is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- RAYS Capital Partners Ltd: Fung Tim YAU, Deputy Chief Operating Officer (08/28/2025)